Exhibit 99.1

Second Quarter Report & Interim Management’s Discussion and Analysis
For the Period ended June 30, 2003

Q2

FAIRMONT HOTELS & RESORTS INC.

The lodging industry faced an exceptionally challenging environment during the second quarter as a result of severe acute respiratory syndrome (“SARS”), the war in Iraq and the ongoing weakness in the U.S. and global economies. In particular, concerns relating to SARS have significantly impacted Canadian travel and tourism. In Toronto, all levels of the lodging industry have been affected by SARS. Throughout the rest of Canada, the industry has experienced a sharp decline in international visitors, a very important customer segment for Fairmont Hotels & Resorts Inc. (“FHR”).

The unprecedented circumstances surrounding SARS, with regards to both the severity and speed at which it affected the Canadian industry, resulted in an inability to replace the drop in international travelers. Although we have taken reasonable measures to control costs during this period, our ability to reduce expenses in line with revenue declines has been adversely affected by these circumstances.

We are encouraged by the early signs of an apparent recovery in the United States. Unfortunately, the Canadian lodging industry remains a significant challenge. In particular, SARS continues to have a considerable impact on demand at our Canadian properties in the third quarter, which is their busiest season.

We now estimate full-year 2003 EBITDA of $155-$165 million, which compares to our previous expectation provided in January of $215-$225 million. We believe that approximately 60% of the decline from this previous guidance is attributable to the impact of SARS. The balance anticipates an ongoing weakness generally in the North American lodging industry throughout the balance of the year and reflects our revised outlook for several properties. FHR estimates that EPS for the year will be between $0.81—$0.89, which includes the impact of the favorable tax reassessment received in June.

We continue to manage our business based on the assumption that following this difficult period, FHR will enjoy a sharp recovery in 2004 relative to our current 2003 expectations. We recognize that a considerable effort will need to be made to ensure Canada is once again considered an attractive travel destination. In addition to Company initiatives, all levels of government and tourism groups are participating in promotional activities to stimulate Canadian visitation.

Our significant investment in many of our world-class properties and the recent acquisition of two key properties position us well for growth next year.

(signed)

William R. Fatt
Chief Executive Officer
July 24, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented information of FHR's operations found in note 11 of the unaudited consolidated financial statements.

     The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and contingencies. Management bases its estimates and assumptions on historical experience and other facts that are believed, at the time, to form a reasonable basis for such estimates and assumptions. Actual results may differ, potentially materially, from those previously estimated or assumed. Many of the factors impacting the actual results are outside of the Company’s control. FHR evaluates such estimates and assumptions on a periodic basis.

     The MD&A contains forward-looking information based on management’s best estimates and assumptions under the current operating environment. These forward-looking statements are related to, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section entitled “Risks and Uncertainties” in the 2002 Annual Report. FHR disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

	Three Months Ended June 30		Six Months Ended June 30

(in millions except per share amounts)	2003	2002	2003	2002

Operating revenues[1]
Hotel ownership operations	$153.5	$133.4	$293.9	$257.2
Management operations	8.6	9.1	17.2	15.4
Real estate	12.3	7.8	31.2	20.0

	174.4	150.3	342.3	292.6
Income (loss) from investments and other	0.4	7.7	(6.3)	4.3
EBITDA[2]	43.4	53.2	85.6	91.3
Net income	40.1	28.9	52.6	42.5
Basic earnings per share	$0.51	$0.37	$0.66	$0.54

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of operating revenues may be different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from equity investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

FAIRMONT HOTELS & RESORTS INC.

CORPORATE DEVELOPMENTS

In July 2003, FHR announced that one of its management companies, Fairmont Hotels Inc. (“Fairmont”) secured the management contract of The Fairmont Olympic Hotel, Seattle, effective August 1, 2003. This 450-room hotel was built in 1924 and is located in the heart of Seattle’s Rainier Square neighborhood. This hotel expands Fairmont’s presence to 12 of the top 25 U.S. markets. This property was concurrently purchased by Legacy Hotels Real Estate Investment Trust (“Legacy”), in which FHR owns approximately 35%.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2003

Consolidated Results

The lodging industry faced an exceptionally challenging environment during the second quarter, particularly in Canada. Concerns relating to severe acute respiratory Syndrome (“SARS”) and airline industry problems have significantly impacted Canadian travel and tourism.

     FHR generated revenues of $181.9 million in the second quarter of 2003, up from $157.6 million in the second quarter of 2002. This improvement relates primarily to increased revenues from the recent acquisitions of The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii as well as foreign currency fluctuations caused by appreciation in the value of the Canadian dollar. Approximately one third of hotel ownership and management revenues were earned in Canadian dollars. The average Canadian dollar exchange rate appreciated approximately 10% when compared to the second quarter of 2002. EBITDA decreased to $43.4 million in the quarter, down $9.8 million or 18.4% from $53.2 million in 2002. EBITDA margin, defined as EBITDA as a percentage of operating revenues, was 24.9% for the quarter, compared to 35.4% in 2002. This decline in EBITDA margin is the result of lower occupancies at FHR’s owned properties as well as lower equity income generated by Legacy, both of which were caused primarily by health concerns related to the outbreak of SARS. Net income for the quarter was $40.1 million, up from $28.9 million in 2002. This increase is primarily the result of a favorable tax reassessment received in June 2003. For the second quarter, basic and diluted earnings per share were $0.51 and $0.50, respectively versus $0.37 and $0.36, respectively in 2002.

     Revenues are typically lower in the first and fourth quarters and higher in the second and third quarters of the year. This is in contrast to fixed costs such as insurance, property tax and various administrative costs, which are not significantly affected by seasonal or short-term variations. As a result, EBITDA and EBITDA margins tend to be higher than the yearly average in the second quarter of the year. Due to the impact of SARS on the Canadian operations, EBITDA margins realized in 2003 have been lower than those historically achieved by FHR during the second quarter.

2003 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPARABLE OPERATING STATISTICS

	Three months ended June 30

	2003	2002

OWNED HOTELS
Worldwide
RevPAR[1]	$117.03	$116.51
ADR[2]	208.08	190.95
Occupancy	56.2%	61.0%

Canada
RevPAR	$85.97	$88.59
ADR	154.61	137.59
Occupancy	55.6%	64.4%

U.S. and International
RevPAR	$145.03	$141.83
ADR	255.25	244.73
Occupancy	56.8%	58.0%

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$107.11	$113.85
ADR	175.85	168.78
Occupancy	60.9%	67.5%

Canada
RevPAR	$82.62	$91.68
ADR	137.95	127.89
Occupancy	59.9%	71.7%

U.S. and International
RevPAR	$134.79	$138.99
ADR	217.21	221.84
Occupancy	62.1%	62.7%

DELTA MANAGED HOTELS
RevPAR	$56.27	$59.59
ADR	94.10	89.90
Occupancy	59.8%	66.3%

1.	RevPAR is defined as revenues per available room.

2.	ADR is defined as average daily rate.

Comparable Hotels and Resorts are defined as properties that were fully open under FHR management for at least the entire current and prior periods. Comparable Hotels and Resorts statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. During 2003, no properties have been excluded due to the impact of major renovations. The following properties have not been included as they were not part of the portfolio for the entire current and prior periods:

Owned Hotels:	The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston
Fairmont Managed Hotels:	The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.;
The Fairmont Sonoma Mission Inn & Spa; The Fairmont Dubai
Delta Managed Hotels:	Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

FAIRMONT HOTELS & RESORTS INC.

Hotel Ownership Operations

OWNERSHIP HIGHLIGHTS

Banff and Jasper National Parks

The Fairmont Banff Springs continues to generate reasonable levels of demand despite the impact of SARS and weak global economic activity. In particular, demand from the group business segment has remained strong. However, The Fairmont Chateau Lake Louise experienced greatly reduced demand from the group leisure segment as historical demand from Japanese tour groups failed to materialize. While the actual health risks associated with SARS appear to have dissipated, it is not expected that revenues generated from the group leisure segment will return to historical levels until 2004.

Whistler, British Columbia

At The Fairmont Chateau Whistler, demand from the business group segment was significantly lower as SARS-related cancellations and a weak U.S. economy reduced occupancy levels at the resort. In addition, weak demand from its California leisure client base, which historically has generated a significant portion of this property’s revenues, persisted throughout the quarter. This resort was also impacted by the perception of poor ski conditions throughout the ski season.

Scottsdale, Arizona

Despite the impact of the recent opening of three new hotels in the Scottsdale market, FHR is pleased with the operating results generated by The Fairmont Scottsdale Princess. Although this resort has experienced moderate declines in both ADR and occupancy levels, the resort has performed well relative to its peers. The Scottsdale market appears to be benefiting from the trend of increased domestic tourism in the United States.

Boston, Massachusetts

The Fairmont Copley Plaza Boston completed the first phase of its renovation program in May 2003. This program resulted in approximately two-thirds of the guestrooms being out of inventory during the second quarter. During 2003, the Boston market has been one of the most challenging city center markets in the United States.

Hawaii

Management is very pleased with the performance of The Fairmont Kea Lani Maui, which is on pace to record one of its best annual performances. This resort caters primarily to an affluent leisure clientele base that has not been as greatly affected by the general economic downturn. In addition, this hotel is also benefiting from the current trend of U.S. tourists preferring to travel within the United States.

The repositioning of The Fairmont Orchid, Hawaii continued during the second quarter. Although demand from the group business segment was originally projected to be low in 2003, individual leisure bookings have been weaker than anticipated.

Bermuda

The war in Iraq negatively impacted operating performance at FHR’s two Bermudian hotels early in the second quarter. In addition, reduced demand from international travelers in both the leisure and group business segments was experienced throughout the quarter.

Revenues from hotel ownership operations were $153.5 million in the second quarter of 2003, up $20.1 million or 15.1% from $133.4 million in 2002. Recent acquisitions contributed virtually all of this increase. The combined impact of concerns over the health risks associated with SARS, the war in Iraq and a sluggish global economy created a very uncertain operating environment and resulted in lower occupancy levels throughout the quarter. Notwithstanding these difficulties, FHR continued to produce strong operating results at some of its key properties including The Fairmont Banff Springs, The Fairmont Jasper Park Lodge and The Fairmont Kea Lani Maui.

     Revenues from U.S. and International hotels in the second quarter were up $21.4 million or 25.7% from 2002. The recent acquisitions of The Fairmont Orchid, Hawaii and the remaining 50% ownership interest in The Fairmont Copley Plaza Boston, which was previously accounted for as an equity investment, generated $20.2 million in revenues. Another strong quarter at The Fairmont Kea Lani Maui helped to offset reduced demand from individual leisure travelers at the Bermudian resorts and the closure of The Fairmont Royal Pavilion for renovations.

2003 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Revenues at the Canadian properties were $48.8 million, down $1.3 million or 2.6% from $50.1 million in 2002. The Fairmont Banff Springs and The Fairmont Jasper Park Lodge generated an additional $1.2 million in revenues over 2002 on strong demand from the group business segment. In addition, a strengthening Canadian dollar improved the results generated by these properties. These improvements helped to offset reduced demand at The Fairmont Chateau Whistler and The Fairmont Chateau Lake Louise.

     RevPAR for Comparable Hotels and Resorts was $117.03 in the second quarter of 2003, up $0.52 or 0.4% from $116.51 in 2002. Continued demand from the group business segment, which generally is booked at higher rates, and favorable foreign exchange fluctuations contributed to a 9.0% increase in ADR. Occupancy was 4.8 points lower due to reduced demand from individual business and leisure travelers resulting from, among other concerns, health risks associated with the outbreak of SARS, Canadian airline industry problems, the war in Iraq and continued economic weakness.

     RevPAR at the U.S. and International hotels increased to $145.03 in the quarter, up $3.20 or 2.3% from $141.83 in 2002. A 3.0% decline in RevPAR at the Canadian hotels primarily caused by the SARS outbreak, offset this improvement.

     Hotel ownership expenses were $122.7 million for the quarter versus $99.8 million in 2002. Of this $22.9 million increase, $17.8 million is attributable to the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston. The appreciation in the Canadian dollar was the primary factor behind the remainder of the increase. FHR continues to manage based on the premise that following the short term disruptions that have impacted the hotel industry, particularly in Canada, demand will rebound dramatically. Management has decided to maintain its current service levels while these short-term disruptions dissipate.

     EBITDA from FHR’s hotel ownership operations decreased to $31.7 million in the second quarter, down $5.4 million or 14.6% from 2002. EBITDA margin for the quarter was 20.7% versus 27.8% in 2002. At current occupancy levels, significant portions of hotel ownership expenses are fixed. As a result, the 4.8 point reduction in occupancy in the quarter yielded EBITDA margins that were at the low end of the range FHR typically achieves under normal operating conditions.

     FHR’s hotel ownership EBITDA also includes equity income of $0.9 million from investments in the second quarter versus equity income of equity income of $3.5 million in 2002. A large portion of this variance relates to The Fairmont Copley Plaza Boston, which is no longer treated as an equity investment.

Legacy

Equity losses generated by FHR’s investment in Legacy were $0.5 million for the quarter versus equity income of $4.2 million in 2002. This decline is primarily the result of the impact of SARS on Legacy’s operations. Legacy’s Toronto area hotels, which include The Fairmont Royal York, were particularly hard hit. To a lesser extent, SARS impacted the remainder of Legacy’s Canadian portfolio as a reduction in international travel was experienced across its Canadian portfolio.

Real Estate Activities

In June 2003, FHR disposed of a block of land zoned for residential use at the Coal Harbour lands in Vancouver, B.C. and received aggregate cash proceeds of $11.9 million. FHR recorded EBITDA from real estate activities of $6.6 million in the quarter compared to $3.1 million in 2002. FHR expects no further disposals in 2003.

Management Operations

Fairmont

In the second quarter of 2003, revenues under management, defined as revenues generated by owned, managed and franchised hotels, increased to $365 million, up $18 million or 5.2% from $347 million in 2002. This increase is mainly the result of the addition of four new management contracts in 2002.

     Fairmont earned fee revenues of $10.5 million in the second quarter, up from $10.3 million in 2002. This increase consists primarily of higher base management fees and Legacy advisory fees, which were commensurate with the increase in revenues under management and Legacy assets, respectively. Incentive fee revenues earned in the quarter were negligible, as most management agreements require that annual operating performance targets be met before incentive fee revenues are achieved. FHR typically achieves such targets during the third and fourth quarters.

     For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR decreased to $107.11 in the second quarter, down 5.9% from $113.85 in 2002. The Canadian hotels reported a 9.9% decrease in RevPAR in the quarter as fears over SARS reduced hotel occupancy levels by 11.8 points. Continued weakness at U.S. city center properties resulted in RevPAR declining at the U.S. and International properties by 3.0%. Fairmont managed to hold ADR relatively constant at its U.S. and International properties during the quarter. Fairmont’s Canadian portfolio generated a substantial increase in ADR as a result of the appreciation in the value of the Canada dollar.

     Fairmont reported EBITDA of $3.7 million in the quarter, down from $6.7 million in 2002. EBITDA margin declined to 35.2% for the quarter, down from 65.0% in 2002. Fairmont earns over half of its management fee revenues in the U.S. and International while it incurs virtually all of its operating costs in Canadian dollars. Despite a reduced level of overall expenditures, the

FAIRMONT HOTELS & RESORTS INC.

approximate 10% appreciation in the Canadian dollar over the second quarter of 2002 resulted in substantially higher expenses. In addition, FHR incurred a charge related to employee future benefits of $1.7 million that the Company believes is highly unlikely to be repeated. These two factors, when combined with lower base fees generated by the comparable portfolio, caused the substantial decline in operating margins.

Delta

Delta earned management fee revenues of $2.6 million in the second quarter of 2003, down from $2.8 million in 2002. This decline was generated by a 6.6% decrease in revenues under management to $81 million resulting from reduced occupancy levels across the portfolio. On July 1, 2003, Delta entered the Quebec City market with the addition of a franchise agreement at the Delta Quebec (formerly the Radisson). Also in July, Delta announced the addition of another new franchise in Fredericton, New Brunswick. The hotel will be re-flagged the Delta Fredericton upon commencement of the franchise agreement in December 2003. On June 30, 2003, management of the Delta Pinnacle in Vancouver, B.C. ceased, for which the Company received a modest termination fee.

Other Items

Amortization

Amortization for the quarter was $17.2 million compared to $14.3 million in 2002. This increase is consistent with the recent expansion of ownership operations and profit-enhancing projects at the owned hotels.

Other Income and Expenses

Other income and expenses consists primarily of items unrelated to the Company’s current operating segments.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of Canadian Pacific Limited (“CPL”) into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Interest expense of $8.3 million for the quarter was up from $4.0 million in 2002 due to increased borrowings to finance recent acquisitions and profit-enhancing projects as well as the impact of foreign currency appreciation on Canadian dollar debts.

Income Tax Expense (Recovery)

Income tax recovery for the quarter was $22.2 million versus an income tax expense of $3.4 million in 2002. During the quarter, FHR reached a favorable settlement regarding a pre-reorganization tax issue. As a result of this settlement, a $24.4 million tax liability that had been previously accrued was no longer required. Excluding the impact of this settlement, management expects that FHR’s 2003 effective tax rate will be approximately 27%.

Net Income and Earnings Per Share

Net income for the quarter was $40.1 million, up from $28.9 million in 2002. Basic and diluted earnings per share were $0.51 and $0.50, respectively in 2003 versus $0.37 and $0.36, respectively in 2002.

SIX MONTHS ENDED JUNE 30, 2003

Consolidated Results

Revenues for the six months ended June 30, 2003 were $356.8 million compared to $306.5 million in 2002. Recent acquisition activity and foreign currency fluctuations caused by appreciation in the value of the Canadian dollar generated the bulk of this increase. EBITDA decreased to $85.6 million in the period, down $5.7 million or 6.2% from $91.3 million in 2002 while EBITDA margin declined to 25.0% from 31.2% in 2002. Net income for the six-month period was $52.6 million, up from $42.5 million in 2002.

     The appreciation of the Canadian dollar had a significant impact on the consolidated financial statements of FHR. Approximately one third of hotel ownership and management revenues were earned in Canadian dollars. At June 30, 2003 the Canadian dollar had appreciated approximately 17% since December 31, 2002. When comparing the six months ended June 30, 2003 to the same period in 2002, the Canadian dollar has appreciated approximately 8%.

2003 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPARABLE OPERATING STATISTICS

	Six months ended June 30

	2003	2002

OWNED HOTELS
Worldwide
RevPAR[1]	$116.15	$116.17
ADR[2]	202.00	189.79
Occupancy	57.5%	61.2%

Canada
RevPAR	$86.12	$85.91
ADR	147.65	133.24
Occupancy	58.3%	64.5%

U.S. and International
RevPAR	$143.21	$143.62
ADR	252.35	246.57
Occupancy	56.8%	58.2%

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$99.61	$104.97
ADR	170.14	164.54
Occupancy	58.5%	63.8%

Canada
RevPAR	$74.62	$78.85
ADR	129.11	119.64
Occupancy	57.8%	65.9%

U.S. and International
RevPAR	$127.69	$134.56
ADR	215.01	219.18
Occupancy	59.4%	61.4%

DELTA MANAGED HOTELS
RevPAR	$51.85	$51.22
ADR	88.31	84.41
Occupancy	58.7%	60.7%

1.	RevPAR is defined as revenues per available room.

2.	ADR is defined as average daily rate.

FAIRMONT HOTELS & RESORTS INC.

Hotel Ownership Operations

Revenues from hotel ownership operations were $293.9 million in 2003, up $36.7 million or 14.3% from $257.2 million in 2002. Recent acquisitions and strong operating results at key properties such as The Fairmont Banff Springs and The Fairmont Kea Lani Maui helped to offset the combined impact of concerns over traveling due to SARS, the war in Iraq and a sluggish global economy. In addition, the appreciation in the value of the Canadian dollar also had a favorable impact on revenues reported by FHR’s owned hotels.

     RevPAR for Comparable Hotels and Resorts was $116.15 in 2003, virtually unchanged from $116.17 in 2002. ADR increased by 6.4% over 2002 offsetting a 3.7 point occupancy decline caused by reduced demand resulting from, among other concerns, outbreaks of SARS, the war in Iraq and continued economic weakness. RevPAR was relatively constant compared to 2002 at both the Canadian and U.S. and International hotels.

     Hotel ownership expenses were $232.7 million for 2003 versus $189.2 million in 2002. Of this $43.5 million increase, $32.1 million is attributable to the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston. The remainder of the increase related primarily to unsustainably low operating costs in the first quarter of 2002 as well as the year-over-year appreciation of the Canadian dollar.

     EBITDA from FHR’s hotel ownership operations decreased to $61.3 million in 2003, down $11.3 million or 15.6% from 2002. EBITDA margin for the period was 20.9% versus 28.2% in 2002. Significant portions of hotel ownership expenses are fixed at current occupancy levels, therefore, the 3.7 point reduction in occupancy from 2002 resulted in EBITDA margins being lower than those typically achieved at higher occupancy levels.

     FHR’s hotel ownership EBITDA includes equity income of $0.5 million from hotel investments compared to $4.6 million in 2002. A large portion of this variance relates to The Fairmont Copley Plaza Boston, which is no longer treated as an equity investment.

Legacy

Equity losses generated by FHR’s investment in Legacy were $6.8 million for the period compared to $0.3 million in 2002. This decline is primarily the result of the impact of SARS on second quarter operations. Legacy’s Toronto area hotels, which include The Fairmont Royal York, were particularly hard hit. To a lesser extent, SARS impacted the remainder of Legacy’s Canadian portfolio as fewer international travelers visited the rest of its Canadian portfolio.

Real Estate Activities

In 2003, FHR has disposed of a total of two blocks of the Coal Harbour lands in Vancouver, British Columbia and one block of the Southtown lands in Toronto, Ontario. These disposals generated cash proceeds of $30.8 million and resulted in EBITDA from real estate activities of $15.9 million. FHR expects no further disposals in 2003.

Management Operations

Fairmont

Revenues under management, increased to $674 million, up $43 million or 6.8% from $631 million in 2002. This increase is mainly the result of the addition of four new management contracts in 2002.

     Fairmont earned fee revenues of $20.9 million in the period, up from $19.0 million in 2002. This increase is reflective of the increase in base management fees resulting from higher revenues under management as well as higher Legacy advisory fees. Year to date incentive fee revenues were negligible, as most management agreements require that annual operating performance targets be met before incentive fee revenues are achieved. FHR typically achieves such targets during the third and fourth quarters.

     For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR decreased to $99.61, down 5.1% from $104.97 in 2002. Concerns over SARS greatly reduced Canadian hotel occupancy and RevPAR levels during the second quarter and continued weakness throughout 2002 at Fairmont’s U.S. city center properties resulted in a 5.1% RevPAR decline at the U.S. and International properties.

     Fairmont reported EBITDA of $10.8 million in 2003, down from $11.9 million in 2002. EBITDA margin declined to 51.7% compared to 62.6% in 2002. Fairmont earned over half of its management fee revenues from its U.S. and International properties, while it incurred virtually all of its operating costs in Canadian dollars. Despite a reduced level of expenditures, the appreciation in the Canadian dollar over 2002 resulted in substantially higher expenses. In addition, FHR incurred a charge related to employee future benefits of $1.7 million in the second quarter of 2003 that is highly unlikely to be repeated.

Delta

Delta earned management fee revenues of $5.7 million in 2003, up from $5.0 million in 2002. A one-time payout resulting from a settlement of the early termination of two management contracts in 2000 and 2001 offset a decline is management fees resulting from a 0.9% decrease in revenues under management.

2003 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Items

Amortization

Amortization for the period was $33.5 million compared to $28.0 million in 2002. This increase is consistent with the recent expansion of ownership operations and profit-enhancing projects at the owned hotels.

Other Income and Expenses

Other income in the comparative period consisted primarily of the favorable settlement of previously accrued amounts related to the October 1, 2001 reorganization.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of CPL into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Interest expense of $14.2 million was up from $8.5 million in 2002 due to increased borrowings to finance recent acquisitions and profit-enhancing projects as well as the impact of currency appreciation on Canadian dollar debt.

Income Tax Expense (Recovery)

Income tax recovery for the period was $14.7 million versus an income tax expense of $16.4 million in 2002. During the second quarter, FHR reached a favorable settlement regarding a pre-reorganization tax issue. As a result of this settlement, a $24.4 million tax liability that had been previously accrued was no longer required. Excluding the impact of this settlement, FHR’s effective tax rate for the period ending June 30, 2003 was 25.6%.

Net Income and Earnings Per Share

Net income for the period was $52.6 million, up from $42.5 million in 2002. Basic earnings per share were $0.66 in 2003 versus $0.54 in 2002 while diluted earnings per share were $0.66 compared to $0.53, respectively in 2002.

LIQUIDITY AND CAPITAL RESOURCES

FHR generally utilizes cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at June 30, 2003 totaled $49.7 million, an increase of $0.7 million from December 31, 2002. FHR typically generates the majority of its cash from operating activities in the third quarter. Any short-term cash flow deficiencies that occur throughout the year are met by drawing on available bank lines.

Operating Activities

Cash generated by operating activities was $7.3 million for the quarter ended June 30, 2003, up $1.8 million from 2002. Real estate activities provided a large portion of cash generated during the quarter as $11.9 million of cash proceeds were received on the sale of land. Changes in working capital utilized $22.9 million in cash in the quarter, with the majority of this change relating to the payment of insurance premiums during the quarter and a reduction in non-hotel accounts payable balances related to non-hotel real estate and corporate activities. All other working capital balances are consistent with those at December 31, 2002.

     During the six months ended June 30, 2003, cash generated by operating activities totaled $43.4 million, up $3.2 million from the same period in 2002. This increase is consistent with increased real estate activities in 2003, notwithstanding the decrease in cash generated by hotel ownership operations.

FAIRMONT HOTELS & RESORTS INC.

Investing Activities

In February 2003, FHR acquired the remaining 50% interest in The Fairmont Copley Plaza Boston. This acquisition, which was primarily funded through the issuance of one million common shares, generated cash proceeds of $6.0 million through the acquisition of cash balances remaining in the corporate structure of the hotel.

     Expenditures on property and equipment were $19.8 million in the second quarter of 2003, compared to $21.1 million in 2002. To date, FHR has expended $35.6 million on property and equipment. Expenditures on profit-enhancing projects included the following:

•	Construction of the meeting facility at the Fairmont Chateau Lake Louise continues and should be completed in the second quarter of 2004. The conversion of one floor to the Fairmont Gold product was completed in May 2003. FHR plans on expanding the Fairmont Gold product at this hotel in the fall.

•	The first phase of guestroom renovations at The Fairmont Copley Plaza Boston finished in May 2003. The final phase of guestroom renovations will be started this fall. FHR is on pace to have this hotel completely refurbished by the end of 2004.

•	In May, The Fairmont Royal Pavilion was closed to complete major guestroom renovations. This hotel is scheduled to reopen in early October 2003. This closure has not materially impacted operations in Barbados as the resort is closed during its off-peak season and guests are still able to stay at The Fairmont Glitter Bay and enjoy all of the facilities shared by these resorts.

•	Guestroom renovations at The Fairmont Kea Lani Maui began in the first quarter and will continue throughout the year. It is not expected that these improvements will impact operations since only a small number of guestrooms will be out of service at any given time.

In addition to the above projects, FHR also plans to undertake the following profit-enhancing projects later in 2003:

•	In the third quarter, renovations to the spa at The Fairmont Orchid will begin. The addition of The Fairmont Gold product and improvements to the restaurant facilities will also begin in the third quarter. These projects should be completed by the end of the year.

Financing Activities

FHR’s consolidated net borrowing position of $608.2 million was up $121.7 million from December 31, 2002. This increase was caused primarily by the inclusion of long-term debt assumed on the acquisition of The Fairmont Copley Plaza Boston, and the approximate 17% appreciation in the value of the Canadian dollar between December 31, 2002 and June 30, 2003. At June 30, 2003, FHR had a debt to total assets (net of cash) ratio of 25.3%.

     On February 14, 2003, FHR secured a three-year, $120.0 million mortgage on The Fairmont Kea Lani Maui. The mortgage bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has also entered into an interest rate hedge to cap the LIBOR rate at 9.0%. Proceeds raised from this mortgage were used to repay existing bank debt.

     In 2002, FHR obtained regulatory approval to renew its normal course issuer bid program whereby it can purchase for cancellation up to approximately 7.8 million or 10% of its common shares, within a 12-month period ending October 2, 2003. During the quarter ended June 30, 2003, FHR repurchased 497,700 shares at an average price of Cdn$32.57. During 2003, FHR has repurchased a total of 747,100 shares at an average price of Cdn$31.85.

     As a result of the impact of the issuance of shares on the acquisition of The Fairmont Copley Plaza Boston and normal course issuer bid, there were approximately 79.0 million shares outstanding at June 30, 2003, representing an increase of approximately 0.2 million shares outstanding since December 31, 2002.

     At June 30, 2003, FHR’s primary sources of contractual obligations consisted of amounts drawn on its bank facilities as well as mortgages owing. A total of $284.4 million (Cdn$384.0 million) was advanced under FHR’s credit facilities as at June 30, 2003. Letters of credit totaling $54.0 million were also issued against FHR’s lines of credit as at June 30, 2003. FHR’s remaining capacity under these lines of credit was $254.2 million (Cdn$343.1 million) as at June 30, 2003. Additionally, one of FHR’s subsidiaries has available to it a $100 million credit line. At June 30, 2003, $54.9 million was outstanding under this credit facility. FHR intends on ultimately paying off these amounts through cash flow generated by operations and long-term re-financings.

     FHR’s credit facilities contain provisions requiring FHR to comply with various financial tests, including a ratio of debt to EBITDA. In light of FHR’s level of earnings during the year to date and current expectations for the balance of the year, FHR will likely have to give security in favor of the banks to meet these tests following the completion of the next quarter. Such credit facilities are presently unsecured.

2003 SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL COMMITMENTS

	Commitment Expiration per Period

	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years

Standby letters of credit[1]	$62.0	$62.0	$—	$—	$—
Guarantees	11.6	11.6	—	—	—
Other contractual commitments	9.5	9.5	—	—	—

Total	$83.1	$83.1	$—	$—	$—

1.	FHR typically issues letters of credit against its lines of credit.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period

	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt	$657.9	$73.4	$478.1	$68.6	$37.8
Operating leases	88.6	11.1	24.8	18.2	34.5
Other long-term obligations	40.2	36.2	4.0	—	—

Total	$786.7	$120.7	$506.9	$86.8	$72.3

LABOR RELATIONS

In the second quarter, new labor contracts were successfully negotiated at four Fairmont hotels. To date, FHR has successfully negotiated labor contracts at five hotels this year. Labor negotiations are currently in progress at two Fairmont properties, both of which are owned by FHR. In addition, labor negotiations are in progress at three Delta properties; one of which is owned by Legacy while third parties own the other two. Although it is not possible to predict the outcome of labor negotiations, management is hopeful that reasonable settlements will be reached.

CHANGES IN ACCOUNTING POLICIES

In the first quarter of 2003, FHR adopted two changes in accounting policies with respect to accounting for the impairment of long-lived assets and the disposal of long-lived assets and discontinued operations. Details of these changes are outlined in note 2 of the unaudited consolidated financial statements. Although FHR was not required to enact these new recommendations, management elected for early adoption in order to minimize the differences between financial reporting under Canadian and U.S. generally accepted accounting principles.

     Effective January 1, 2003, FHR adopted the new CICA guidelines that clarify the disclosure requirements of certain guarantees. For those guarantees that meet the disclosure requirements under these new guidelines, FHR is required to provide details regarding the nature of the guarantees, including term, how they arose and events that would require performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the related liability and the nature of any recourse that FHR may have if a guarantee is exercised.

FAIRMONT HOTELS & RESORTS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in millions of U.S. dollars) (Unaudited)

	June 30	December 31
	2003	2002

Assets
Current assets
Cash and cash equivalents	$49.7	$49.0
Accounts receivable	68.8	47.0
Inventory	14.3	12.5
Prepaid expenses and other	22.9	10.9

	155.7	119.4
Investments in partnerships and corporations (note 3)	52.9	68.9
Investment in Legacy Hotels Real Estate
Investment Trust	102.1	96.4
Non-hotel real estate	93.8	88.8
Property and equipment	1,619.5	1,441.1
Goodwill	130.1	123.0
Intangible assets	209.7	201.7
Other assets and deferred charges	90.8	83.7

	$2,454.6	$2,223.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$107.7	$101.3
Taxes payable	4.2	5.3
Dividends payable	2.4	2.4
Current portion of long-term debt	73.4	72.3

	187.7	181.3
Long-term debt	584.5	463.2
Other liabilities	92.9	82.8
Future income taxes (note 4)	78.0	96.4

	943.1	823.7

Shareholders’ equity (note 5)	1,511.5	1,399.3

	$2,454.6	$2,223.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Stated in millions of U.S. dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Balance — Beginning of period	$49.8	$(6.0)	$38.5	$(19.6)

Net income	40.1	28.9	52.6	42.5
	89.9	22.9	91.1	22.9
Repurchase of common shares (note 5)	(4.3)	—	(5.5)	—
Dividends	(2.4)	(1.6)	(2.4)	(1.6)

Balance — End of period	$83.2	$21.3	$83.2	$21.3

2003 SECOND QUARTER REPORT

CONSOLIDATED STATEMENTS OF INCOME

(Stated in millions of U.S. dollars, except per share amounts) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Revenues
Hotel ownership operations	$153.5	$133.4	$293.9	$257.2
Management operations	8.6	9.1	17.2	15.4
Real estate activities	12.3	7.8	31.2	20.0

Operating revenues	174.4	150.3	342.3	292.6
Other revenues from managed and franchised properties	7.5	7.3	14.5	13.9

	181.9	157.6	356.8	306.5
Expenses
Hotel ownership operations	118.2	95.8	223.7	180.5
Management operations	7.5	4.3	11.4	8.7
Real estate activities	5.7	4.7	15.3	16.4

Operating expenses	131.4	104.8	250.4	205.6
Other expenses from managed and franchised properties	7.5	7.3	14.5	13.9

	138.9	112.1	264.9	219.5
Income (loss) from equity investments and other	0.4	7.7	(6.3)	4.3

Operating income before undernoted items	43.4	53.2	85.6	91.3
Amortization	17.2	14.3	33.5	28.0
Other (income) expenses, net	—	0.6	—	(6.1)
Reorganization and corporate expenses	—	1.5	—	1.3
Interest expense, net	8.3	4.0	14.2	8.5

Income before income tax expense and non-controlling interest	17.9	32.8	37.9	59.6

Income tax expense
Current	1.2	3.7	6.5	7.9
Future (note 4)	(23.4)	(0.3)	(21.2)	8.5

	(22.2)	3.4	(14.7)	16.4

Non-controlling interest	—	0.5	—	0.7

Net income	$40.1	$28.9	$52.6	$42.5

Weighted average number of common shares outstanding (in millions) (note 5)
Basic	79.4	78.6	79.3	78.6
Diluted	80.1	80.2	80.0	80.0
Basic earnings per common share	$0.51	$0.37	$0.66	$0.54
Diluted earnings per common share	$0.50	$0.36	$0.66	$0.53

FAIRMONT HOTELS & RESORTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in millions of U.S. dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Net income	$40.1	$28.9	$52.6	$42.5
Items not affecting cash Amortization of property and equipment	16.6	13.8	32.2	26.8
Amortization of intangible assets	0.6	0.5	1.3	1.2
(Income) loss from equity investments and other	(0.4)	(7.7)	6.3	(4.3)
Future income taxes	(23.4)	(0.3)	(21.2)	8.5
Non-controlling interest	–	0.5	–	0.7
Distributions from investments	4.4	5.1	4.4	5.1
Other	(10.4)	(2.8)	(7.7)	(8.0)
Change in non-hotel real estate	2.7	(4.4)	10.1	3.9
Changes in non-cash working capital items (note 6)	(22.9)	(28.1)	(34.6)	(36.2)

	7.3	5.5	43.4	40.2

Investing activities
Additions to property and equipment	(19.8)	(21.1)	(35.6)	(52.3)
Acquisitions, net of cash acquired (note 3)	–	–	6.0	–
Investments in partnerships and corporations	(0.6)	(3.0)	(0.7)	(3.0)

	(20.4)	(24.1)	(30.3)	(55.3)

Financing activities
Issuance of long-term debt	23.2	–	146.7	39.0
Repayment of long-term debt	(1.0)	(1.3)	(143.5)	(24.7)
Issuance of common shares	0.1	0.1	0.1	0.5
Repurchase of common shares	(11.8)	(0.5)	(16.8)	(1.2)
Dividends paid	–	–	(2.4)	(1.6)

	10.5	(1.7)	(15.9)	12.0

Effect of exchange rate changes on cash	2.0	3.6	3.5	2.2

(Decrease) Increase in cash	(0.6)	(16.7)	0.7	(0.9)
Cash – beginning of period	50.3	68.5	49.0	52.7

Cash – end of period	$49.7	$51.8	$49.7	$51.8

2003 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in millions of U.S. dollars) (Unaudited)

1.

Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At June 30, 2003, FHR managed 80 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at June 30, 2003, managed 41 luxury Fairmont branded properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at June 30, 2003. In addition to hotel and resort management, at June 30, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and one in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development. Results for the three and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.
     Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. The related results of operations from these assets classified as held for sale will be reported in discontinued operations if certain criteria are met, with reclassification of prior year’s related operating results. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

3. ACQUISITION

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. Certain acquisition costs have been estimated in the purchase price equation and have not yet been finalized. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 1, 2006 and bears interest at floating rates based on LIBOR plus 225 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 6.5%.

FAIRMONT HOTELS & RESORTS INC.

     The total cost of the hotel, including the 50% interest already owned, acquisition costs of $0.5 less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

4.

A $24.4 million recovery of future income tax was recorded in June 2003 as a result of a favorable tax reassessment.

5. SHAREHOLDERS’ EQUITY

	June 30,	December 31,
	2003	2002

Common shares	$1,201.3	$1,191.5
Contributed surplus	141.9	141.9
Foreign currency translation adjustments	85.1	27.4
Retained earnings	83.2	38.5

	$1,511.5	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended June 30		Six months ended June 30

(in millions)	2003	2002	2003	2002

Weighted-average number of common shares outstanding – basic	79.4	78.6	79.3	78.6
Stock options	0.7	1.6	0.7	1.4

Weighted-average number of common shares outstanding – diluted	80.1	80.2	80.0	80.0

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 7.8 million or 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion and, under the current program, can be made until October 2, 2003. During the six months ended June 30, 2003, FHR repurchased 747,100 shares (497,700 shares for the second quarter) for total consideration of $16.8 ($11.8 for the second quarter), of which, $11.3 was charged to common shares and $5.5 was charged to retained earnings. During the six months ended June 30, 2003, FHR issued 13,794 shares (11,844 shares for the second quarter) pursuant to the Key Employee Stock Option Plan (“KESOP”). $0.1 was credited to common shares for options exercised. At June 30, 2003, 79,046,316 common shares were outstanding (2002 – 78,624,010).

2003 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During the six months ended June 30, 2003, 107,000 (107,000 in the second quarter) stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Reported net income	$40.1	$28.9	$52.6	$42.5
Net income assuming fair value method used	$39.6	$28.5	$51.9	$42.1
Assuming fair value method used
Basic earnings per share	$0.50	$0.36	$0.65	$0.54
Diluted earnings per share	$0.49	$0.36	$0.65	$0.53

     The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Expected dividend yield	0.3%	0.2%	0.3%	0.2%
Expected volatility	36.2%	32.0%	36.2%	32.0%
Risk-free interest rate	4.16%	4.24%	4.16%	4.24%
Expected option life in years	3.6	4.0	3.6	4.0

6. CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Decrease (increase) in current assets
Accounts receivable	$(0.2)	$(12.0)	$(9.9)	$(17.8)
Inventory	0.3	(1.5)	(0.5)	(1.2)
Prepaid expenses and other	(9.1)	(8.1)	(10.0)	(10.8)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(8.2)	(5.0)	(11.2)	(4.3)
Taxes payable	(5.7)	(1.5)	(3.0)	(2.1)

	$(22.9)	$(28.1)	$(34.6)	$(36.2)

7.

In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%.

8. GUARANTEES

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $11.6 million related to debts incurred by hotels in which it holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees is equal to the term of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amount has been recorded in the financial statements for amounts owing under these guarantees.

FAIRMONT HOTELS & RESORTS INC.

Business dispositions

In the sale of all or a part of a business, we may agree to indemnify against claims for FHR’s past business practices in the areas of tax and environmental matters. The term of such indemnification is subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents us from estimating the maximum potential liability we could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $9 million related to potential claims under the indemnifications made to date.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

9.

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. The Company’s policy is to not use derivative financial instruments for trading or speculative purposes.
     At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company assesses the effectiveness of the hedge at the inception and throughout the hedge by considering factors such as the term of the hedging instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that are no longer deemed to be effective or do not meet the criteria of a hedge in the consolidated statement of income.
     FHR designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate swaps. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as an adjustment to revenues or expenses, as applicable, when the cash flows are recorded.
     At June 30, 2003, the Company held options to sell $81.1 million Canadian dollars at average exchange rates of $0.712 during the third quarter of 2003. FHR acquired these options to manage exchange rate exposures relating to the cash flows generated by the Canadian operations. At June 30, 2003, the fair value of these options was approximately $0.1. At June 30, 2003, FHR had outstanding, two interest rate hedges to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston (note 3) and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui (note 7). At June 30, 2003, the fair market value of the interest rate hedge agreements approximates their carrying value.

10.

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

2003 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SEGMENTED INFORMATION

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and one in the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.
     The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income (loss) from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.
     The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended June 30, 2003

	Ownership			Management

						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$153.5	$–	$12.3	$10.5	$2.6	$(4.5)	$174.4
Other revenues from managed and franchised properties	–	–	–	5.8	1.7	–	7.5

							181.9
Income (loss) from equity investments and other	0.9	(0.5)	–	–	–	–	0.4
EBITDA	31.7	(0.5)	6.6	3.7	1.9	–	43.4
Total assets(b)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	19.4	–	–	0.4	–	–	19.8

FAIRMONT HOTELS & RESORTS INC.

	Three months ended June 30, 2002

	Ownership			Management

						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$133.4	$–	$7.8	10.3	2.8	$(4.0)	$150.3
Other revenues from managed and franchised properties	–	–	–	5.2	2.1	–	7.3

							157.6
Income (loss) from equity investments and other	3.5	4.2	–	–	–	–	7.7
EBITDA	37.1	4.2	3.1	6.7	2.1	–	53.2
Total assets(b)	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	19.8	–	–	1.3	–	–	21.1

	Six months ended June 30, 2003

	Ownership			Management

						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$293.9	$–	$31.2	$20.9	$5.7	$(9.4)	$342.3
Other revenues from managed and franchised properties	–	–	–	10.6	3.9	–	14.5

							356.8
Income (loss) from equity investments and other	0.5	(6.8)	–	–	–	–	(6.3)
EBITDA	61.3	(6.8)	15.9	10.8	4.4	–	85.6
Total assets(b)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	35.0	–	–	0.6	–	–	35.6

2003 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30, 2002

	Ownership			Management

						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$257.2	$–	$20.0	$19.0	$5.0	$(8.6)	$292.6
Other revenues from managed and franchised properties	–	–	–	9.8	4.1	–	13.9

							306.5
Income (loss) from equity investments and other	4.6	(0.3)	–	–	–	–	4.3
EBITDA	72.6	(0.3)	3.6	11.9	3.5	–	91.3
Total assets(b)	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	49.7	–	–	2.6	–	–	52.3

(a)	Revenues represent management fees that are charged by Fairmont of $4.4 (2002 – $3.9) and $9.3 (2002 – $8.5) for the three and six months ended June 30, 2003 respectively, and Delta of $0.1 (2002 – $0.1) and $0.1 (2002 – $0.1) for the three and six months ended June 30, 2003 respectively, to the hotel ownership operations, which are eliminated on consolidation. Total assets represent the elimination of intersegment loans net of corporate assets.

(b)	Hotel ownership assets include $39.1 (2002 – $55.2) of investments accounted for using the equity method.

FAIRMONT HOTELS & RESORTS INC.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICE	HOTEL RESERVATIONS
Canadian Pacific Tower 100 Wellington Street West Suite 1600 TD Centre, P.O. Box 40 Toronto, Ontario M5K 1B7	Fairmont Hotels & Resorts Toll: 800.441.1414 Website: www.fairmont.com Delta Hotels Toll: 800.268.1133 Website: www.fairmont.com
INVESTOR RELATIONS Emma Thompson Executive Director Investor Relations Toll: 866.627.0642 Fax: 416.874.2761 Email: investor@fairmont.com Website: www.fairmont.com
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Toll: 800.340.5017
Tel: 514.982.7800
Email: caregistryinfo@computershare.com
STOCK EXCHANGE LISTINGS Toronto Stock Exchange New York Stock Exchange Trading symbol: FHR	FOR FURTHER INFORMATION ON LEGACY HOTELS REAL ESTATE INVESTMENT TRUST Toronto Stock Exchange symbol: LGY.UN Toll: 866.627.0641 Website: www.legacyhotels.ca

www.fairmont.com